UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

List of directors, statuary auditors, auditing committee and external auditor of

Empresa Distribuidora y Comercializadora Norte S. A. EDENOR appointed in the

Regular General Assembly Nº 67 dated April 26th 2018.

1.- Board of Directors1:

Regular Directors:

Ricardo Alejandro Torres (Class A)

Gustavo Mariani (Class A)

Marcos Marcelo Mindlin (Class A)

Damián Miguel Mindlin (Class A)

María Carolina Sigwald (Class A)

Maximiliano Alejandro Fernández (Class A)

Eduardo Luis Llanos (Class A)

Emilio Basavilbaso (Class B and C)

Miguel Ángel De Godoy (Class B and C)

Lucas Amado (Class B and C)

Mariano García Mithieux (Class B and C)

Carlos Alberto Lorenzetti (Class B and C)

Alternate Directors:

Mariano Batistella (Class A)

Leandro Carlos Montero (Class A)

Daniel Flaks (Class A)

Eduardo Abel Maggi (Class A)

Gerardo Tabakman (Class A)

Carlos Dionisio Ariosa (Class A)

Carlos Pérez Bello (Class A)

Santiago Lucas Jonas Aguilar (Class B and C)

José María Tenaillon (Class B and C)

Ignacio Gustavo Alvarez Pizzo (Class B and C)

2.- Statuary Audit Commission2:

Regular auditors:

José Daniel Abelovich (Class A)

Germán Wetzler Malbrán (Class A)

Jorge Roberto Pardo (Class B and C)

1In accordance with section 79 subsection b 2) of the Regulation of the BYMA Exchange entity it is informed that the term of the office shall be one fiscal year and up to the Assembly approving the 31.12.2018 Financial Statements.  The Board of Directors meeting dated 10.05.18 appointed Mr. Ricardo Torres as chairman and Mr. Gustavo Mariani as Deputy Chairman.

2  In accordance with section 79 subsection b 2) of the Regulation of the BYMA Exchange entity it is informed that the term of the office shall be one fiscal year and up to the Assembly approving the 31.12.2018 Financial Statements. The auditing commission meeting dated 10.05.18appointed Mr. José Daniel Abelovich as Chairman.

Alternate auditors:

Marcelo Fuxman (Class A)

Martín Fernández Dussaut (Class A)

3.- Audit Committee3

Eduardo Luis LLanos (Class A)

Maximiliano Alejandro Fernández (Class A)

Lucas Amado (Class B and C)

4.- External auditor appointed for the 2018 fiscal year:

Mr. Sergio Cravero, Estudio Price Waterhouse & Co SRL, regular certified public accountant.

Mr. Fernando Rodriguez and Ezequiel Mirazón, Estudio Price Waterhouse & Co SRL, alternate certified accountants.

* * * * *

Gabriela Chillari

Attorney-in-fact

3In accordance with section 79 subsection b 2) of the Regulation of Merval list it is informed that the term of the office shall be one fiscal year and up to the Assembly approving the 31.12.2018 Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 18, 2018